

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2015

Via E-mail
Mr. Thomas J. Leanse
Chief Legal Officer and Secretary
The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

      Re: **The Macerich Company**
               Preliminary Proxy Statement on Schedule 14A
               Filed April 21, 2015
               File No. 001-12504

Dear Mr. Leanse:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please clearly mark your form of proxy as preliminary. See Rule 14a-6(e)(1).

2.   In the forefront of your proxy statement, please discuss the potential consequences of the pending litigation involving the submission of nominees by Land and Buildings, including if Land and Buildings prevails. In doing so, please discuss how the company intends to treat votes submitted by Orange Capital and Land and Buildings pursuant to proxy authority granted by shareholders using the gold proxy card.

What vote is required to approve each matter? page 5

3.   Disclosure indicates that brokers may exercise discretionary authority to vote on Proposal 2 in the absence of voting instructions. It is our understanding that in a contested election

a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please provide support for your assertion, or revise your disclosure as necessary.

Proposal 1: Election of Class I Directors, page 6

4.   Disclosure indicates that "[v]otes for the purported nominees named on the [ ] proxy card will not be recognized at our Annual Meeting." Please revise to clarify whether votes for the Land and Buildings' nominees will be recognized if the Baltimore City Circuit Court denies the declaratory relief sought by the company or otherwise finds in favor of Land and Buildings regarding its lawsuit.

5.   Please confirm to us that in the event the board of directors identifies or nominates a substitute nominee prior to the annual meeting, the company will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve, if elected, and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Solicitation of Proxies, page 75

6.   Please provide the information required by Item 4(b)(3)(iii) and 4(b)(4) of Schedule 14A.

Annex A – Information Regarding Participants

7.   Please revise to clarify the amount of each class of securities which the participant owns of record but not beneficially. See Item 5(b)(1)(v) of Schedule 14A.

8.   Please provide the information required by Item 5(b)(vi) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Thomas J. Leanse
The Macerich Company
April 24, 2015
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact me at (202) 551-3589 or Daniel F. Duchovny, Special Counsel, at (202) 551-3619 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Richard M. Brand, Esq.
       Kirkland & Ellis LLP

       John T. Haggerty, Esq.
       Goodwin Procter LLP